UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-21845

BEVERLY HILLS BANCORP INC.

(Exact name of registrant as specified in its charter)

23901 Calabasas Road

Suite 1050

Calabasas, California, 91302

(818) 223-8084

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 Par Value*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 178

*In 1999, the Company was restructured through Chapter 11 bankruptcy proceedings. Through those proceedings, all the Company’s outstanding common stock, par value $.01 per share, was cancelled, and new common stock, par value $.01 per share, was issued. This Form 15 is to suspend all filing obligations under Section 15(d) with respect to both the Company’s current common stock and the common stock existing prior to the bankruptcy proceedings.

Pursuant to the requirements of the Securities Exchange Act of 1934 BEVERLY HILLS BANCORP INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 13, 2009	By:	/s/ Larry B. Faigin
Larry B. Faigin Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.